Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700 Washington, DC 20006 Telephone: 202.822.9611 Fax: 202.822.0140 www.stradley.com
Cillian M. Lynch, Esquire 202.419.8416 clynch@stradley.com

October 5, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Matthew Williams, Esquire

Re: VanEck Funds
File No. 811-04297 and 002-97596

Dear Mr. Williams:

On behalf of the VanEck Funds (the “Registrant”), and its series the Emerging Markets Leaders Fund (the “Fund”), included in Post-Effective Amendment No. 170 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on September 10, 2021, with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 22, 2021, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment:	Please update the EDGAR series class when available.

	Response:	The Registrant has updated its EDGAR series class as requested.

PROSPECTUS

Fund Fees and Expenses

2.	Comment:	Please update the introductory paragraph of the Fees and Expenses of the Fund table with the revised disclosure required by Form N-1A, Item 3, and to make the final sentence of the paragraph bold.

U.S. Securities and Exchange Commission Page 2

	Response:	The Registrant has revised this paragraph as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for Class A sales charge discounts if you and your family (includes spouse and children under age 21) invest, or agree to invest in the future, at least $25,000, in the aggregate, in Classes A and C of the VanEck Funds. More information about these and other discounts is available from your financial professional and in the “Shareholder Information-Sales Charges” section of this prospectus, in the “Availability of Discounts” section of the Fund’s Statement of Additional Information (“SAI”) and, with respect to purchases of shares through specific intermediaries, in Appendix A to this prospectus, entitled “Intermediary Sales Charge Discounts and Waivers”. Investors may pay commissions and/or other forms of compensation to an intermediary, such as a broker, for transactions in Class Z shares, which are not reflected in the table or the example below.

3.	Comment:	Prior to the filing going effective, please file as correspondence on EDGAR, the final Fee Table and Expense Example, including any fee waiver and/or expense cap disclosure.

	Response:	The updated Fee Table and Expense Example is attached hereto as Exhibit A.

4.	Comment:	With regard to footnote 2 to the Fee Table, please confirm (1) whether the waiver will be in effect for at least one year; and (2) the amount waived that may be recouped, including the terms.

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	Response:	The Registrant hereby confirms that the fee waiver will continue for a period of at least one year from the effective date of the Fund’s Registration Statement and has updated footnote 3 to the Fee Table to reflect this. The Registrant further confirms that the Adviser cannot recoup fees or expenses waived or reimbursed.

5.	Comment:	With regard to the reference to fee waivers and/or expense reimbursements in the Expense Example, please omit these references if the Fund will not have any fee waivers and/or expense reimbursements.

	Response:	As certain share classes of the Registrant will have fee waivers in effect, the Registrant believes it is appropriate to include the fee waiver/expense reimbursement reference in the Expense Example.

Principal Investment Strategies

6.	Comment:	With regard to the sentence that reads “Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies that are organized in, maintain at least 50% of their assets in, or derive at least 50% of their revenues from, emerging market countries,” please add “plus any borrowing for investment purposes” behind “net assets”.

	Response:	Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.

7.	Comment:	With regard to the sentence that reads “Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies that are organized in, maintain at least 50% of their assets in, or derive at least 50% of their revenues from, emerging market countries,” please clarify, if accurate, that the securities referenced are “equity securities”.

	Response:	The disclosure has been revised accordingly.

U.S. Securities and Exchange Commission Page 4

8.	Comment:	With regard to the sentence “The Adviser has broad discretion to identify countries that it considers to qualify as emerging markets,” please (a) revise the Principal Investment Strategies disclosure to disclose any objective method or methods by which the Fund determines whether a country is an emerging market country for purposes of Rule 35d-1 (e.g., an independent list) and (b) disclose whether emerging market investments includes investments in frontier markets.

	Response:	The Adviser expects that the majority of the emerging market countries that the Fund may invest in will be consistent with countries also included in the MSCI Emerging Markets Index, the Fund’s broad based performance benchmark. On occasion, emerging market investments held by the Fund may include investments in frontier markets.

9.	Comment:	With regard to the reference to medium and large market capitalizations in the second paragraph of the Principal Investment Strategies, please disclose the market capitalization ranges that the Registrant considers medium capitalization and large capitalization.

	Response:	The Medium- and Large- Capitalization Companies risk factors have been revised to disclose the relevant market capitalization ranges.

10.	Comment:
Please describe the criteria the Registrant uses in determining what issuers it considers have ESG characteristics, consistent with its chosen ESG focus. The disclosure should include whether the portfolio manager, in determining investments for the Fund, selects investments by reference to an ESG index, a 3rd party rating organization, a proprietary screen, or a combination of the above methods. The Fund should also describe whether its screens are exclusionary or inclusionary, and how ESG considerations interact with the portfolio manager’s qualitative and quantitative investment analysis. Please explain whether the Fund’s ESG criteria are applied to every investment the Fund makes, or only to some of its investments.

U.S. Securities and Exchange Commission Page 5

	Response:	The Fund’s investment team primarily derives its due diligence with regard to ESG factors from company sustainability reports, third party sources, proprietary data and its own investment judgement. While third party data and scoring systems may factor into the analysis of potential portfolio companies, the Fund’s investment team does not expect to base its investment decisions solely on those sources. Given the lack of standardization in data reporting from companies, the Registrant believes that establishment of a pre-determined score is not all encompassing in gauging a company’s standing on environmental sustainability and, as such, the Fund’s investment team seeks to improve upon this through other means such as supplemental analysis or engagement. Therefore, the Registrant believes that the current disclosure is appropriate.

11.	Comment:	With regard to the sentence “The Fund’s holdings may include issues denominated in currencies of emerging market countries, investment companies (like country funds) that invest in emerging market countries, and American Depositary Receipts, and similar types of investments, representing emerging market securities,” please (a) disclose, if accurate, that the Fund will look through underlying investment companies for purposes of compliance with the Fund’s 80% policy and (b) add corresponding American Depositary Receipts principal risk disclosure.

	Response:	The Registrant confirms that the Fund will look through underlying investment companies for purposes of compliance with the Fund’s 80% policy. Additionally, principal risk disclosure relating to American Depositary Receipts has been added.

12.	Comment:	With regard to the sentence that reads “The Fund may also invest up to 20% of its net assets in securities issued by other investment companies, including exchange- traded funds (“ETFs”),” please list any Acquired Fund Fees and Expenses (“AFFE”) in the fee table if greater than one basis point.

U.S. Securities and Exchange Commission Page 6

	Response:	The Registrant will update the fee table to include any incurred AFFE if the amount of AFFE exceeds one basis point.

13.	Comment:	With regard to the sentence that reads “The Fund may also invest in money market funds, but these investments are not subject to this limitation,” please clarify whether investments in money market funds are for temporary defensive purposes. If the investment in money market funds is for temporary defensive purposes, please move from the Principal Investment Strategies. If not, please clarify how much the Fund intends to invest in money market funds.

	Response:	The Registrant does not currently expect a material investment in money market funds, but the Fund’s investments in money market funds may not be solely for temporary defensive purposes. Accordingly, it believes that current disclosure is appropriate.

Principal Risks

14.	Comment:	If Fund shares are sold through banks, please add the disclosure required by Form N-1A, Item 4(b)(1)(iii).

	Response:	The Fund is not sold directly through banks, and therefore will not require disclosure that an investment in the Fund is not a deposit of the bank.

15.	Comment:	The Staff notes that the Fund’s principal risks are listed in alphabetical order. Please re-order the principal risks to prioritize the risks that are most likely to adversely affect the Fund. Please see ADI 2019-08 – Improving Principal Risks Disclosure, available at https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure.

	Response:	The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation. However, after consideration of the issues, the Registrant believes its approach is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

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16.	Comment:	Given the Fund’s principal investment strategies, please add a risk of investing in equity securities.

	Response:	The Registrant has added the following risk disclosure to the “Principal Risks” disclosure:

Equity Securities. The value of the equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the markets in which the issuers of securities held by the Fund participate, or factors relating to specific issuers in which the Fund invests. Equity securities are subordinated to preferred securities and debt in a company’s capital structure with respect to priority in right to a share of corporate income, and therefore will be subject to greater dividend risk than preferred securities or debt instruments. In addition, while broad market measures of equity securities have historically generated higher average returns than fixed income securities, equity securities have generally also experienced significantly more volatility in those returns, although under certain market conditions fixed income securities may have comparable or greater price volatility.

17.	Comment:	With regard to each of the sector-related risks, please (a) note as applicable any significant investment in these sectors in the Principal Investment Strategies disclosure and (b) please add risk disclosure related to the industrials sector if applicable, as the Item 4 “Sectors” risk disclosure discusses the industrials sector and “Industrials Sector Risk” is included in Item 9.

	Response:	While the Fund will not concentrate its investment in any particular industry, sector exposure may vary over time. Currently, the Registrant expects that the consumer discretionary, information technology, communication services, financials and health care sectors will have significant representation in the Fund. Accordingly, risk factors have been included for each of these sectors.

18.	Comment:	Please add reference to the COVID-19 pandemic in “Market” risk disclosure.

U.S. Securities and Exchange Commission Page 8

	Response:	Registrant notes that specific reference to the COVID-19 pandemic is included in its Item 9 Market Risk and therefore believes no additional disclosure is necessary.

19.	Comment:	Please add risks related to the information technology and health care sector given that Item 9 has sector-related risks for both sectors.

	Response:	Please see the response to comment 17. The disclosure has been revised accordingly.

20.	Comment:	With regard to the “Special Purpose Acquisition Companies” risk disclosure, please add reference to SPACs in the Fund’s principal investment strategy disclosure.

	Response:	The disclosure has been revised accordingly.

Investment Objective, Strategies, Policies, Risks and Other Information

21.	Comment:
With regard to the sentence that reads “To the extent practicable, the Fund will provide shareholders with 60 days’ prior written notice before changing its investment objective,” please remove the “to the extent practicable” qualifier.

	Response:	The Registrant respectfully declines to make this change as this is a common provision for registered funds.

Additional Information About Principal Investment Strategies and Risks

22.	Comment:	Form N-1A provides that the principal investment strategies required by Item 4 in the summary section should be provided in more detail in Item 9. Please describe the principal investment strategies in Item 9 that were summarized in Item 4.

	Response:	Registrant respectfully declines the Staff’s comment as it believes the current “Additional Information About Investment Strategies and Risks” section sufficiently explains the Fund’s principal investment strategies and risks in more detail than in Item 4.

U.S. Securities and Exchange Commission Page 9

23.	Comment:	Please add the disclosure that states that the Fund may invest a significant portion of its assets in companies of a certain sector to all applicable sector risk disclosure. For example, the Communication Services Sector Risk disclosure begins with a sentence that reads: “The Fund may invest a significant portion of its assets in companies in the communication services sector.” Please also include corresponding statements in the Item 4 risk disclosure.

	Response:	The disclosure has been revised accordingly.

24.	Comment:	With regard to the “Foreign Currency Transactions Risk” disclosure, please add corresponding Principal Investment Strategies disclosure and supplement the disclosure with the risks that a foreign currency contract may present. The disclosure as currently written reads more as strategy disclosure than risk disclosure.

	Response:	The Registrant has amended the third paragraph of the Fund’s Principal Investment Strategies Disclosure as follows:

The Fund’s holdings may include issues denominated in currencies of emerging market countries, investment companies (like country funds) that invest in emerging market countries, and American Depositary Receipts, and similar types of investments, representing emerging market securities. The Fund may enter into foreign currency transactions to attempt to moderate the effect of currency fluctuations.
The Registrant believes that the Foreign Currency Transactions Risk disclosure – specifically the first and second sentences – presents sufficient disclosure describing the risks of investments transacted in foreign currencies. Specifically, the current disclosure states:
An investment transacted in a foreign currency may lose value due to fluctuations in the rate of exchange. These fluctuations can make the return on an investment go up or down, entirely apart from the quality or performance of the investment itself.

U.S. Securities and Exchange Commission Page 10

25.	Comment:	With regard to “Investing in Indian Issuers Risk”, please add to Item 4. Additionally, please confirm whether due to the sentence “In addition, the Reserve Bank of India, the Indian counterpart of the Federal Reserve Bank in the United States, imposes certain limits on the foreign ownership of Indian securities,” the Fund uses foreign subsidiaries to make investments.

	Response:	The Registrant has added Indian Issuers Risk to Item 4 of the prospectus, and confirms that the Fund does not currently use foreign subsidiaries to make investments.

26.	Comment:	With regard to “Leverage Risk”, we note that derivatives are listed as a non-principal strategy on p. 10 of the Prospectus. If the Fund does not intend to principally invest in any derivatives investments, please delete any reference to derivatives in the principal risk disclosure. Alternatively, if the Fund does plan to invest in derivatives principally, please add to the Principal Investment Strategies disclosure, including any additional disclosure about the derivatives the Fund intends to invest in.

	Response:	The Registrant confirms that the Fund does not currently intend to principally invest in derivatives investments.

Additional Investment Strategies – Investments in Other Equity and Fixed Income Securities

27.	Comment:	The Staff notes that the “Investments in Other Equity and Fixed Income Securities” disclosure states that the Fund may invest in preferred stocks that may either be convertible or non-convertible. Further, the Staff notes that only convertible securities that are in the money at time of investment may be counted as equity securities. Please confirm the Fund will follow this approach.

	Response:	The Registrant confirms that the Fund will follow this approach.

Additional Investment Strategies – Investing Defensively

28.	Comment:	Please indicate what the Fund invests in when investing defensively.

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	Response:	The Registrant currently expects that the Fund would hold cash when investing defensively.

Additional Investment Strategies – Securities Lending

29.	Comment:	With regard to the “Securities Lending” disclosure, please clarify that the letters of credit referenced are irrevocable bank standby letters of credit not issued by the Fund’s lending agent.

	Response:	The disclosure has been revised accordingly.

Other Information and Policies

30.	Comment:	In the second paragraph of the section “Beneficiaries of Contractual Arrangements”, please remove “explicitly” and “that may not be waived”, as securities laws may not be waived away.

	Response:	The Registrant believes the disclosure is accurate as currently written, and that the requested changes would not change the meaning of the disclosure.

31.	Comment:	In the section “Changing a Fund’s 80% Policy”, please add “written” directly before “notice”.

	Response:	The Registrant believes the disclosure is sufficient as currently written.

Shareholder Information

32.	Comment:	Under the “Account Value and Redemption” section discussing involuntary redemptions, please confirm to the Staff whether these conditions apply to account value reductions due solely to negative performance.

	Response:	The Registrant confirms that involuntary redemptions are not expected to be applied to accounts whose value falls below the stated threshold levels due solely to negative performance.

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Financial Highlights

33.	Comment:	Please supplementally provide the broad-based index for the Fund.

	Response:	The Registrant submits that the broad-based index for the Fund is the MSCI Emerging Markets Index.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions

34.	Comment:	For purposes of Restriction 7, please provide the Registrant’s legal basis and methodology for determining that companies in the same industry with different geographic locations or investment risks would not be in the same industry.

Response:
The Registrant believes the explanation provided in the last paragraph of the “Fundamental Investment Restrictions” explains the Registrant’s view that companies ostensibly in the same industry may functionally be in different industries if their geographic locations result in materially different risk factors. Specifically, this paragraph states:

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For the purposes of Restriction 7, companies in different geographical locations will not be deemed to be in the same industry if the investment risks associated with the securities of such companies are substantially different. For example, although generally considered to be “interest rate-sensitive,” investing in banking institutions in different countries is generally dependent upon substantially different risk factors, such as the condition and prospects of the economy in a particular country and in particular industries, and political conditions. Similarly, each foreign government issuing securities (together with its agencies and instrumentalities) will be treated as a separate industry. Also, for the purposes of Restriction 7, investment companies are not considered to be part of an industry. To the extent the Fund invests its assets in underlying investment companies, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

35.	Comment:	To the extent the Fund invests in one or more underlying investment companies, please confirm that the Fund will include affiliated entities when complying with concentration policies. Please add disclosure to clarify that the Fund will include investments in affiliates when considering concentration.

	Response:	The Registrant confirms that the Fund will include affiliated entities when complying with concentration policies. The Registrant believes that the current disclosure is appropriate.

Proxy Voting Policies and Procedures

36.	Comment:	Please disclose where appropriate how the Fund will approach ESG issues in proxy voting for their portfolio. Alternatively, the Registrant should discuss why it needs no additional disclosure.

U.S. Securities and Exchange Commission Page 14

Response:	Please see the sections entitled “Environmental, Social & Governance Initiatives” on page 20 of the Glass Lewis Proxy Guidelines in Appendix A to the SAI for a description about how the Funds’ investment adviser intends to approach ESG-related proxy voting issues when the Funds vote proxies for portfolio companies.

Please do not hesitate to contact me at (202) 419-8416 or Michael Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc: Laura Martinez, Esquire
Jonathan Simon, Esquire
Fabio Battaglia, Esquire
Alison M. Fuller, Esquire

U.S. Securities and Exchange Commission Page 15

EXHIBIT A

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I	Class Y	Class Z
Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	5.75%	0.00%	0.00%	0.00%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%[1]	0.00%	0.00%	0.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class Y	Class Z
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	0.00%	0.00%
Other Expenses[2]	0.41%	0.32%	0.34%	0.38%
Total Annual Fund Operating Expenses	1.41%	1.07%	1.09%	1.13%
Fee Waivers and/or Expense Reimbursements[3]	-0.00%	-0.22%	-0.14%	-0.38%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements	1.41%	0.85%	0.95%	0.75%

1 A contingent deferred sales charge for Class A shares of 1.00% for one year applies to redemptions of qualified commissionable shares purchased at or above the $1 million breakpoint level.
2 "Other Expenses" are based on estimated amounts for the current fiscal year.
3 Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.45% for Class A, 0.85% for Class I, 0.95% for Class Y, and 0.75% for Class Z of the Fund’s average daily net assets per year until May 1, 2023. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

EXPENSE EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem all of your shares at the end of these periods or continue to hold them. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and applies fee waivers and/or expense reimbursements, if any, for the periods indicated above under “Annual Fund Operating Expense.” Although your actual expenses may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission Page 16

	Share Status	1 Year	3 Years
Class A	Sold or Held	$710	$996
Class I	Sold or Held	$87	$318
Class Y	Sold or Held	$97	$333
Class Z	Sold or Held	$77	$321